Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On July 20, 2006, Infinity Pharmaceuticals, Inc. issued a press release announcing that it had extended its agreement with Amgen Inc. The text of the press release is as follows:

FOR IMMEDIATE RELEASE

INFINITY ANNOUNCES EXTENSION OF AMGEN AGREEMENT

CAMBRIDGE, Mass. – July 20, 2006 - Infinity Pharmaceuticals Inc. announced today that Amgen Inc. has extended its non-exclusive access to Infinity’s collection of diverse, natural product-like compounds for drug discovery. Under the terms of the agreement, Amgen has the right to develop drug candidates it has identified from Infinity’s compound collection. Infinity received an up-front license fee from Amgen and is eligible to receive milestones and royalties based on successful pre-clinical and clinical development and marketing of products resulting from Amgen’s use of Infinity’s compounds.

Infinity first announced its collaboration with Amgen on January 8, 2004 at which time Amgen made a $25 million equity investment in Infinity. Amgen currently owns less than 10% of the Company.

About Infinity’s Diversity Oriented Synthesis

Infinity’s proprietary chemistry, Diversity Oriented Synthesis (DOS), allows Infinity to create collections of innovative, diverse, natural product-like compounds for drug discovery. Through alliances that have provided Infinity with over $60 million in upfront and committed funds, as well as potential milestone and royalty payments, Amgen, Novartis, and Johnson & Johnson are using Infinity’s collection of DOS compounds in their own drug discovery efforts. While Infinity has non-exclusively licensed its compound collection to these pharmaceutical partners, Infinity recently announced its first partnership involving product candidates discovered by Infinity from its DOS collection.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that leverages its strength in small molecule technologies to bring important new medicines to patients.

Infinity Pharmaceuticals, Inc.    780 Memorial Drive    Cambridge, MA 02139

tel: 617.453.1000    fax: 617.453.1001    www.ipi.com

Editor’s Note: This release is available in the Press Release section of the Media Room of Infinity’s website at http://www.ipi.com

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Contacts: Adelene Q. Perkins Executive Vice President, Chief Business Officer Infinity Pharmaceuticals, Inc. 617-453-1104 Adelene.Perkins@ipi.com	Paul Kidwell (media) Suda Communications 617-296-3854 paul_kidwell@comcast.net

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.